

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 23, 2016

Daniel J. Rice IV
Director, Chief Executive Officer
Rice Midstream Partners LP
2200 Rice Drive
Canonsburg, Pennsylvania 15317

> **Re:** **Rice Midstream Partners LP**
> **Registration Statement on Form S-3**
> **Filed October 28, 2016**
> **File No. 333-214313**
>
> **Rice Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-36789**

Dear Mr. Rice:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement on Form S-3, we have limited our review of your registration statement to the issue we have addressed in our comment. With respect to your Form 10-K for the fiscal year ended December 31, 2015, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Financial Data, page 44

2. Please present selected financial data in accordance with Item 301 of Regulation S-K for the earliest audited period presented in your initial registration statement, the fiscal year ended December 31, 2012, through the fiscal year ended December 31, 2016 in your next Form 10-K.

Non-GAAP Financial Measures, page 45

3. Reference is made to footnote (1) to the table on page 46. Please tell us why there is not a similar adjustment in the calculation of fiscal 2014 and 2013 Adjusted EBITDA. In this regard, we note that your consolidated financial statements have been retroactively recast for fiscal 2015, 2014 and 2013 to include the historical results of the Water Assets as the transaction was accounted for as a combination of entities under common control.

Item 7. Management's Discussion and Analysis…, page 47

4. We note the tabular disclosure you provide regarding the key terms of your gas gathering and compression agreements. In future filings, please discuss the credit ratings of your customers, with a view to understanding the risk profile of your counterparties. Please also generically describe the nature of your third party customers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products